Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

(dollars in thousands)							Six Months Ended June 30,
	2004	2005	2006	2007	2008		2008	2009
Fixed charges:
Interest expense, other & FSP APB 14-1 interest	$41,165	$45,182	$46,382	$47,355	$67,022		$30,238	$44,452
Capitalized interest	2,795	2,328	3,651	2,463	1,543		837	657
Rent expense (interest factor)	20,188	23,685	29,232	30,424	30,432		13,826	14,888

Total fixed charges	64,148	71,195	79,265	80,242	98,997		44,901	59,997

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	122,524	143,687	125,278	159,255	(783,701)		52,245	12,416
Add: Fixed charges	64,148	71,195	79,265	80,242	98,997		44,901	59,997
Less: Capitalized interest	(2,795)	(2,328)	(3,651)	(2,463)	(1,543)		(837)	(657)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$183,877	$212,554	$200,892	$237,034	$(686,247)		$96,309	$71,756

Ratio of earnings to fixed charges	2.9 x	3.0 x	2.5 x	3.0 x	(785,244	)(1)	2.1 x	1.2 x

(1)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

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